EXHIBIT 8.1

LIST OF SUBSIDIARIES

Name	Jurisdiction	Percentage of ownership

iOx Therapeutics Limited[1]	United Kingdom	100%
SalvaRx Limited	British Virgin Islands	100%
Tarus Therapeutics Limited[1,2]	British Virgin Islands	100%
Saugatuck Therapeutics Limited[3]	British Virgin Islands	70%
Portage Development Services, Inc.	U.S.A.	100%
SalvaRx LLC[1]	U.S.A.	100%
Saugatuck Rx LLC[4]	U.S.A.	100%
Tarus Therapeutics LLC	U.S.A.	100%
Stimunity S. A.[5]	France	48.9%

[1] Wholly-owned subsidiary of SalvaRx Limited
[2] Formerly Intensity Holdings Limited
3 A subsidiary of SalvaRx Limited
[4] Wholly-owned subsidiary of Saugatuck Therapeutics Limited
[5] Ownership held through iOx Therapeutics Limited